Exhibit 99.1

Algonquin Power & Utilities Corp. Resolves Proposed Reassessment with CRA

OAKVILLE, ON, June 26, 2015 /CNW/ - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX: AQN) today announced that it has entered into an agreement (the “Agreement”) with the Canada Revenue Agency (“CRA”) regarding the CRA’s proposal to reassess APUC’s 2009 through 2013 income tax filings in relation to a unit exchange transaction that occurred on October 27, 2009, whereby unit holders of Algonquin Power Income Fund exchanged their trust units on a one-for-one basis for common shares of APUC (the “Unit Exchange”).

The Agreement with CRA will not give rise to any cash outlay by the Company for the taxation years covered by the Agreement, including the 2014 taxation year. Given APUC’s considerable growth and capital investments over the past five years, the tax attributes that are the subject of the Agreement represent less than 10% of the total tax attributes that continue to be available to APUC to reduce or eliminate income tax cash taxes in the future. Following the Agreement, APUC does not expect its taxability horizon to materially change from the current estimate of five or more years from now. The Agreement will result in a one-time non-cash accounting charge in the second quarter consolidated statement of earnings related to the adjustment of certain tax pools and the elimination of a portion of the Company’s related deferred tax assets. APUC will provide an update on its deferred tax assets incorporating the effect of the Agreement as part of its Management’s Discussion and Analysis accompanying its financial statements for the second quarter of 2015.

“Although we fully believe in the appropriateness of the filing position APUC has taken in respect of the Unit Exchange transaction, we have decided to take a practical approach and resolve the matter proactively with the CRA”, stated David Bronicheski, Chief Financial Officer of APUC. “The Agreement does not materially affect our taxability horizon and allows us to maintain focus on execution of our growth strategies.”

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $4.5 billion North American diversified generation, transmission and distribution utility. The Distribution Group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 489,000 customers. The non-regulated Generation Group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,050 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective financial position. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 10:16e 26-JUN-15